UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CTI BioPharma Corp.

(Name of Subject Company)

CTI BioPharma Corp.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Adam R. Craig

President, Chief Executive Officer and Interim Chief Medical Officer

3101 Western Avenue, Suite 800

Seattle, Washington 98121

(206) 282-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Katherine D. Ashley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Ryan A. Murr Branden C. Berns Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CTI BioPharma Corp., a Delaware corporation (“CTI”). The address of CTI’s principal executive office is 3101 Western Avenue, Suite 800, Seattle, Washington 98121, and its telephone number is (206) 282-7100.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is CTI’s common stock, par value $0.001 per share (the “Shares,” each, a “Share”). As of the close of business on May 22, 2023, there were (i) 131,880,176 shares of CTI common stock issued and outstanding; (ii) 25,496,529 shares of CTI common stock subject to issuance under outstanding CTI stock options; and (iii) two outstanding warrants to purchase an aggregate of 169,014 shares of CTI common stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of CTI, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Cleopatra Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned, indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), to acquire all of the outstanding Shares (other than the Excluded Shares and the Dissenting Shares (as defined below)) of CTI for a purchase price of $9.10 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Sobi and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 25, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to CTI’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as amended or supplemented from time to time, the “Merger Agreement”), dated as of May 10, 2023, among Sobi, Purchaser and CTI, pursuant to which, among other matters, after the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into CTI (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with CTI continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned, indirect subsidiary of Sobi, without a meeting or vote of stockholders of CTI. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by (i) CTI (or in its treasury) or CTI’s subsidiary, (ii) Sobi, Purchaser or any of their direct or indirect wholly-owned subsidiaries (the “Excluded Shares”) or (iii) stockholders of CTI who have perfected their statutory rights of appraisal under the DGCL (the “Dissenting Shares”)), including any Shares issuable as a result of the conversion of outstanding warrants to purchase Shares, will each be converted into the right to receive the Offer Price (the “Merger Consideration”), payable to the holder thereof in cash, in each case without interest and subject to any withholding of taxes thereon. In addition, each share of CTI preferred stock that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $91,000 per share (which is calculated in accordance with CTI’s certificate of designation applicable to such share of CTI preferred stock), without interest and subject to any applicable withholding taxes. The treatment of equity awards under CTI’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of CTI Executive Officers and Directors.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that there have been validly tendered and not validly withdrawn Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL) that, considered together with all other Shares (if any) beneficially owned by Sobi and its controlled affiliates, represent at least one Share more than 50% of the sum of (A) all Shares then outstanding at the time of expiration of the Offer, and (B) all Shares that CTI may be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (other than any shares of CTI preferred stock) (the “Minimum Condition”); (ii) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”); (iii) the expiration or termination of any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iv) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m., Eastern Time on June 23, 2023, unless otherwise extended in accordance with the Merger Agreement (such date, the “Expiration Date”). The Expiration Date may be extended as follows: (i) if, on the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Sobi, if permitted under the Merger Agreement, then Purchaser may, in its discretion (and without the consent of CTI or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will extend the Offer from time to time for: (A) the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff and (B) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act or any foreign antitrust or competition-related legal requirement has expired or been terminated, and all necessary approvals shall have been obtained; (iii) if, on the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, at the request of CTI, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten (10) business days each, to permit such Offer Condition to be satisfied; and (iv) if, on the then-scheduled Expiration Date, all Offer Conditions have been satisfied or waived except the Minimum Condition, at the request of CTI, Purchaser will extend the Offer on one or more occasions for an additional period of up to ten (10) business days each, to permit such Minimum Condition to be satisfied (except that Purchaser is not required to extend the Offer pursuant to this clause (iv) on more than three occasions but may do so in its sole and absolute discretion). In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the termination of the Merger Agreement in accordance with its terms and (y) 11:59 p.m. Eastern Time on September 11, 2023 (the “End Date”) (provided that the End Date may be extended by a period of sixty (60) calendar days under certain circumstances as set forth in the Merger Agreement) (such earlier occurrence of (x) and (y), the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of CTI. Subject to the parties’ respective termination rights under the Merger Agreement, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CTI.

As set forth in the Schedule TO, the addresses of the principal executive offices of Sobi and Purchaser are Tomtebodavägen 23A, SE-112 76, Stockholm, Sweden, and 77 4th Avenue 3rd Floor, Waltham, Massachusetts 02451, respectively.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of CTI, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between CTI or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Sobi, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of CTI (the “CTI Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Sobi and Purchaser and Their Affiliates

Merger Agreement

On May 10, 2023, CTI, Sobi and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among CTI, Sobi and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide CTI’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by CTI to Sobi and Purchaser and representations and warranties made by Sobi and Purchaser to CTI. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about CTI, Sobi or Purchaser in CTI’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by CTI to Sobi and Purchaser in connection with the signing of the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among CTI, Sobi and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about CTI, Sobi or Purchaser. CTI’s stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at the Effective Time, and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of CTI, Sobi, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CTI’s or Sobi’s public disclosure.

The foregoing summary and description of the material terms of the Merger Agreement, and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain of CTI’s stockholders (each a “Tendering Stockholder”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Sobi and Purchaser, pursuant to which each Tendering Stockholder agreed, among other things, to tender his or its Shares subject to the Tender and Support Agreement pursuant to the Offer and, if necessary, vote his or its Shares (i) in favor of (A) the approval and adoption of the Merger Agreement and the Transactions or any other transaction pursuant to which Sobi proposes to acquire CTI in which CTI’s stockholders would receive aggregate cash consideration per Share equal to or greater than the cash consideration to be received by such stockholders in the Offer and the Merger, (B) in the event any vote or consent of CTI’s stockholders is required to adopt the Merger Agreement or the Transactions contemplated thereby, any other matter necessary for consummation of the Transactions, and (C) the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement or such other transaction on the date on which such meeting is held, and (ii) against any (A) action or agreement which is intended or would reasonably be expected to impede, delay, postpone, interfere with, nullify or prevent, in each case, in any material respect the Offer or the Merger, (B) Acquisition Proposal (as defined in the Merger Agreement) or action in furtherance thereof, (C) amendment to CTI’s certificate of incorporation or bylaws, (D) material change to the capitalization of CTI, (E) change in a majority of the directors on the CTI Board or (F) action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of any Tendering Stockholder under the Tender and Support Agreement. In general, no Tendering Stockholder may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i) or (ii).

Each Tendering Stockholder also agrees that, except as provided in the Tender and Support Agreement, he or it will not (i) deposit (or permit the deposit of) any Shares or shares of CTI preferred stock subject to the Tender and Support Agreement (including shares of CTI preferred stock that are converted into Shares after the date of the Tender and Support Agreement) (collectively, the “Subject Shares”) in a voting trust or grant any proxy or power of attorney or enter into any voting agreement or similar agreement with respect to any of the Subject Shares or otherwise enter into any contract with respect to any transfer or proposed transfer of such Subject Shares or any interest therein, or (ii) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Tendering Stockholder’s obligations under the Tender and Support Agreement or otherwise make any representation or warranty of such Tendering Stockholder under the Tender and Support Agreement untrue or incorrect.

As of May 4, 2023, approximately 6.7% of the outstanding Shares are subject to the Tender and Support Agreement. The Tender and Support Agreement generally provides for termination upon the earlier of (i) the valid termination of the Merger Agreement, (ii) the effectiveness of the Merger at the Effective Time, (iii) the acquisition by Sobi of all the Subject Shares of the Tendering Stockholders, whether pursuant to the Offer, the Merger or otherwise, (iv) any amendment, change or waiver to the Merger Agreement that is effected without each Tendering Stockholder’s consent that changes the amount, form or timing (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) of consideration payable to all of CTI’s stockholders pursuant to the terms of the Merger Agreement, or (v) the mutual written agreement of Sobi and each Tendering Stockholder.

The foregoing summary and description of the material terms of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

CTI and Sobi entered into a Mutual Confidential Disclosure Agreement, dated March 3, 2023 (the “Confidentiality Agreement”), in connection with each party’s consideration of a possible negotiated business relationship between the parties or their subsidiaries or affiliates. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to the other party, including the existence or subject matter of the negotiations or possible business relationship contemplated by the parties, without the disclosing party’s prior written consent, for a period lasting two (2) years following disclosure thereof.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Interests of CTI Executive Officers and Directors

Certain of CTI’s executive officers and directors have financial interests in the Transactions, that are different from, or in addition to, the interests of holders of Shares generally. The CTI Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

CTI’s current executive officers are as follows:

Name	Position
Adam R. Craig, M.D., Ph.D.	President, Chief Executive Officer, and Interim Chief Medical Officer
David H. Kirske	Executive Vice President, Chief Financial Officer and Secretary
James K. Fong	Executive Vice President, Chief Commercial Officer

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If CTI’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in connection with the closing of the Offer the same cash consideration on the same terms and conditions as the other stockholders of CTI. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of CTI.

The following table sets forth the number of Shares beneficially owned as of May 1, 2023 by each of CTI’s executive officers and directors (which, for this purpose, excludes Shares underlying Company Options (as defined below), whether or not currently exercisable) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Officer or Director	Number of Shares Owned	Cash Consideration Payable in Respect of Shares ($)
Adam R. Craig, M.D., Ph.D.	29,440	267,904
David H. Kirske	17,127	155,856
James K. Fong	3,565	32,442
Laurent Fischer, M.D.	—	—
Michael A. Metzger	—	—
David Parkinson, M.D.	—	—
Diane Parks	—	—
Matthew D. Perry(1)	43,139	392,565
Reed V. Tuckson, M.D., F.A.C.P.	48,639	442,615

(1)	Mr. Perry is a member of BVF Partners L.P. (“BVF”) and is obligated to transfer the economic benefit received upon the sale of Shares reported herein to BVF.

Treatment of Company Options in the Transactions

The Merger Agreement provides that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares under any Company Equity Plans (as defined in the Merger Agreement) (each, a “Company Option”), whether or not vested, and that has an exercise price per Share that is less than the Offer Price, will be cancelled and converted into the right to receive a payment in cash (without interest and less any applicable withholding taxes) equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to such cancellation (without regard to vesting) and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Company Option immediately prior to such cancellation. At the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested, and that has an exercise price per Share that is equal to or greater than the Offer Price, shall be cancelled and the holder thereof shall not be entitled to any payment with respect to such cancelled Company Option.

The following table sets forth, for each of CTI’s executive officers and directors (i) the number of vested and unvested Company Options (based on Company Options outstanding and their vesting status as of May 1, 2023), (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, (iii) the total number of Shares subject to such Company Options immediately prior to such cancellation, and (iv) the weighted average exercise price per Share of such Company Options. Cash consideration amounts reflected in the table may differ slightly from the gross cash consideration actually received by the applicable executive, due to rounding and the use of a weighted average exercise price per share for purposes of the valuation reflected in the table.

Name of Officer or Director	Number of Shares Subject to Vested Company Options (#)	Weighted Average Exercise Price per Share (Vested Company Options) ($)	Cash Consideration for Vested Company Options ($)	Number of Shares Subject to Unvested Company Options (#)	Weighted Average Exercise Price per Share (Unvested Company Options) ($)	Cash Consideration for Unvested Company Options ($)	Total Cash Consideration for Company Options in Merger ($)
Adam R. Craig, M.D., Ph.D.	6,420,056	2.46	42,660,356	1,909,998	4.35	9,068,423	51,728,779
David H. Kirske	1,210,280	2.25	8,291,709	453,332	4.34	2,157,193	10,448,902
James K. Fong	633,638	2.09	4,441,793	395,832	3.83	2,085,201	6,526,994
Laurent Fischer, M.D.	516,000	2.51	3,398,368	80,000	4.08	401,600	3,799,968
Michael A. Metzger	333,000	3.53	1,855,000	80,000	4.08	401,600	2,256,600
David Parkinson, M.D.	516,000	2.58	3,365,368	80,000	4.08	401,600	3,766,968
Diane Parks	146,667	3.69	792,802	133,333	3.54	740,798	1,533,600
Matthew D. Perry(1)	390,000	3.11	2,335,768	80,000	4.08	401,600	2,737,368
Reed V. Tuckson, M.D., F.A.C.P.	536,000	3.07	3,232,080	80,000	4.08	401,600	3,633,680

(1)	Mr. Perry is a member of BVF and is obligated to transfer the economic benefit received upon the sale of Shares reported herein to BVF.

Treatment of the CTI ESPP

Prior to the Effective Time, CTI shall take all actions to terminate its Amended and Restated 2007 Employee Stock Purchase Plan, as amended (the “Company ESPP”), in accordance with its terms. Prior to the Effective Time, the CTI Board (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions and take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will be commenced following the date of the Merger Agreement under the Company ESPP, (ii) each individual participating in the Company ESPP shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of the Merger Agreement, or (y) to make separate non-payroll contributions to the Company ESPP on or following the date of the Merger Agreement, (iii) each outstanding purchase right under the Company ESPP shall automatically be fully exercised, in accordance with the terms of the Company ESPP, not later than five (5) business days prior to the Effective

Time (the “Final Purchase”) and (iv) no further purchase rights will be granted under the Company ESPP thereafter and the Company ESPP shall terminate immediately prior to the Effective Time. All Shares purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement.

Treatment of the CTI 401(k) Plan

CTI shall terminate its 401(k) Plan effective no later than the day immediately preceding the Effective Time, unless otherwise directed by Sobi at least five (5) business days prior to the Effective Time. CTI shall provide Sobi evidence that the 401(k) Plan has been terminated pursuant to resolutions of the CTI Board. If the 401(k) Plan is terminated in accordance with the provisions of the Merger Agreement, effective as of, or as soon as reasonably practicable following, the closing date of the Merger, Sobi, or an affiliate of Sobi, shall designate a tax-qualified defined contribution retirement plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, that will cover Continuing Employees (as defined in the Merger Agreement) on and after the Effective Time.

Executive Employment Arrangements

CTI is party to preexisting employment agreements with the executives described below (all such documents, together with any amendments thereto, the “Executive Employment Arrangements”), each with such severance and change-in-control terms as summarized below.

CTI has entered into a written employment agreement or offer letter with each of Dr. Craig, (effective February 24, 2017, as amended on October 31, 2018 and March 17, 2023), Mr. Kirske (effective August 1, 2017) and Mr. Fong (effective March 1, 2022) and a severance agreement with each of Mr. Kirske (effective September 25, 2017) and Mr. Fong (effective January 6, 2015, as amended on March 1, 2022 and March 24, 2023). The Executive Employment Arrangements set forth the terms of the executive officer’s employment, including base salary, annual performance bonus opportunity and severance rights, if any.

Adam R. Craig, M.D., Ph.D.

Under Dr. Craig’s employment agreement, if his employment is terminated by CTI without Cause (as defined in the agreement), due to his death or Disability or by him for Good Reason (as defined in the agreement) or CTI chooses not to renew Dr. Craig’s employment, he will be entitled to receive, subject to providing a release of claims and abiding by certain restrictive covenants set forth in the agreement, (i) an amount equal to one and one-half times the sum of his annual base salary at the rate then in effect and his target incentive bonus amount for the year in which his termination occurs, such amount to be payable in six (6) equal monthly installments (or to be paid in a lump sum if such termination occurs on or within two (2) years after a change in control, which will occur in connection with the Transactions), (ii) reimbursement for COBRA premiums for up to eighteen (18) months, (iii) reimbursement for life insurance premiums for eighteen (18) months (to the extent life insurance coverage was in effect and paid for by us at the time of his termination), and (iv) payment of the prorated portion of his incentive bonus due to him for the fiscal year during which his employment was terminated. Dr. Craig’s restrictive covenant obligations generally consist of a one-year post-termination non-competition covenant, as well as an employee non-solicitation covenant and a customer non-interference covenant for that same post-termination period. Dr. Craig is also subject to the CTI’s Proprietary Information and Inventions Assignment Agreement (the “Proprietary Information Agreement”) and has agreed to a cooperation covenant which applies following his employment.

David H. Kirske

Mr. Kirske’s severance agreement provides that, if he is discharged from employment by us without Cause (as defined in the agreement) or resigns for Good Reason (as defined in the agreement), he will receive the following termination benefits, subject to providing a release of claims and abiding by certain restrictive covenants: (i) an amount equal to one times his annual base salary at the rate then in effect, to be paid in monthly installments over the applicable period; (ii) additional cash severance equal to the greater of the average of his three (3) prior years’

bonuses or 35% of his base salary; (iii) reimbursement for up to twelve (12) months for COBRA premiums to continue his medical coverage and that of his eligible dependents; (iv) continued payment for up to twelve (12) months of premiums to maintain life insurance paid for by CTI at the time of his termination, if any; and (v) accelerated vesting of all of his then-outstanding and unvested stock-based compensation. Mr. Kirske’s entitlement to the severance benefits is conditioned on ongoing compliance with his Proprietary Information Agreement with CTI.

James K. Fong

Mr. Fong’s severance agreement provides that, if he is discharged from employment by us without Cause (as defined in the agreement) or resigns for Good Reason (as defined in the agreement), he will receive the following termination benefits, subject to providing a release of claims and abiding by certain restrictive covenants: (i) an amount equal to one and one-half times his annual base salary at the rate then in effect, to be paid in monthly installments over the applicable period; (ii) an amount equal to twelve (12) months of COBRA premiums applicable to him; and (iii) accelerated vesting of all of his then-outstanding and unvested stock-based compensation (with outstanding and vested stock options remaining exercisable for three (3) months following the termination date). Mr. Fong’s entitlement to the severance benefits is conditioned on ongoing compliance with his Proprietary Information Agreement with CTI.

Non-Employee Director Compensation

Equity Grants

Under CTI’s Director Compensation Policy, as amended effective March 10, 2021, CTI’s non-employee directors are entitled to the following equity awards: (i) any new non-employee director will receive a stock option for 120,000 shares in connection with joining the CTI Board, which vests ratably over thirty-six (36) months beginning on the grant date, and (ii) in connection with each annual meeting of stockholders, each continuing non-employee director will be entitled to receive a stock option for 80,000 shares, which vests on the date that is twelve (12) months after the date of grant of the award or, if earlier, immediately prior to the first annual meeting of stockholders at which one or more members of the CTI Board are to be elected and that occurs in the calendar year after the calendar year in which the award was granted. Each option has an exercise price that is not less than the closing price of CTI’s common stock on the date of grant of the award. Each option has a maximum term of ten (10) years (subject to earlier termination as provided in the applicable option agreement) and is subject to accelerated vesting in connection with a change in control.

The maximum grant date fair value for awards granted to a non-employee director under the 2017 Plan during any one (1) calendar year is $375,000, except that this limit is $475,000 as to a non-employee director who is serving as the Chairman of the CTI Board at the time the applicable grant is made.

Cash Compensation

Under the Director Compensation Policy, non-employee directors are also entitled to cash compensation in the form of annual retainers for service on the CTI Board and additional annual retainers for serving on and chairing certain committees. Non-employee directors who both serve on and chair a committee are entitled to both the retainer for service as a member of that committee as well as the additional retainer for service as the chairperson of that committee. The table below sets forth the amount of the CTI Board and committee retainers in effect for 2023.

Annual Cash Retainer ($)
CTI Board Member, other than Chairman of the CTI Board	45,000
Chairman of the CTI Board	80,000
Audit Committee Chairperson	18,000
Audit Committee Member	9,000
Compensation Committee Chairperson	14,000
Compensation Committee Member	7,000
Nominating and Governance Committee Chairperson	9,000
Nominating and Governance Committee Member	4,500

All non-employee directors are also reimbursed for their reasonable expenses incurred in attending CTI Board meetings and committee meetings, as well as for other CTI Board-related travel expenses.

Severance

The following table sets forth the estimated severance payable pursuant to the Executive Employment Arrangements described above (as applicable), assuming the applicable executive is terminated without Cause or resigns for Good Reason, or for Dr. Craig, due to his death or disability or if CTI chooses not to renew Dr. Craig’s employment, in each case, immediately following the Closing:

Name	Estimated Severance ($)	Estimated Value of Benefit Continuation ($)
Adam R. Craig, M.D., Ph.D.	1,917,296	62,327
David H. Kirske	594,556	28,237
James K. Fong	693,000	43,010

Neither Dr. Craig nor Mr. Kirske receive CTI-provided life insurance coverage and as such, neither would be eligible to receive reimbursement for life insurance premiums for 18 months in connection with a termination without Cause or a resignation for Good Reason immediately following the Closing.

Sobi Post-Effective Time Employee Covenants

Pursuant to the Merger Agreement, Sobi has agreed that for a period of one (1) year following the Effective Time (the “Continuation Period”), each employee of CTI who continues to be employed with Sobi (including the Surviving Corporation) during the Continuation Period (each, a “Continuing Employee”) will be provided with (i) the base salary or wage rate and annual cash-bonus incentive compensation opportunities that are not materially less favorable in the aggregate than that provided to the Continuing Employee immediately prior to the Effective Time, and (ii) employee benefits (excluding any equity-based benefits) that in the aggregate are no less favorable than those provided to the Continuing Employee immediately prior to the Effective Time or to a similarly situated employee of Sobi, as determined by Sobi.

Sobi will cause all Continuing Employees to be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under CTI’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in the Merger Agreement will limit the right of Sobi or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Sobi or the Surviving Corporation terminates any such health or welfare benefit plan then the Continuing Employees will be eligible to participate in the Surviving Corporation’s (or an affiliate’s, including, for the avoidance of doubt, Sobi’s and Sobi’s affiliates’) corresponding health and welfare benefit plan. To the extent that service is relevant for eligibility or vesting under any benefit plan of Sobi and/or the Surviving Corporation (other than any equity-based or long-term incentive plans, defined benefits plan, post-employment welfare benefit plans or non-qualified deferred compensation plans), then Sobi will use commercially reasonable efforts to ensure that such benefit plan will, for purposes of eligibility and vesting, but not for purposes of defined benefit pension accrual, credit Continuing Employees for service prior to the Effective Time with CTI and its affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of CTI. To the extent that service is relevant for benefit levels (excluding any equity-based or long-term incentive benefits, defined benefits, post-employment welfare benefits or non-qualified deferred compensation benefits, but including severance benefits), following the Effective Time, Sobi will use commercially reasonable efforts to ensure that any employee plan of Sobi and/or the Surviving Corporation will, for purposes of benefit levels, credit Continuing Employees for service prior to the Effective Time with CTI to the same extent that such service was recognized prior to the Effective Time.

Following the Effective Time, Sobi or an affiliate of Sobi will use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Sobi or an affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding employee plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the plan year prior to the closing date of the Merger in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Sobi or an affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents to the extent satisfied or waived under an analogous employee plan.

Sobi acknowledges and agrees that, upon the occurrence of the Effective Time, a “Change in Control” (or “Change of Control” as the case may be) of CTI will have occurred for purposes of each of the employee plans set forth in the disclosure schedules of the Merger Agreement in which such definition appears.

Sobi shall provide, or shall cause its affiliates to provide, each Continuing Employee who experiences a termination of employment from Sobi or any of their respective affiliates during the Continuation Period with severance benefits that are not materially less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by CTI under the applicable severance policies had such termination occurred prior to the Effective Time.

Future Employee Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Sobi or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Sobi or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Sobi and/or its affiliates have been established. Any such arrangements with CTI’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its officers and directors, provisions expanding the scope of indemnification beyond that specifically provided by current law.

CTI’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability (i) due to breach of the director’s duty of loyalty to CTI or its stockholders, (ii) for transactions from which the director derived an improper personal benefit or (iii) that cannot be eliminated under the DGCL. Accordingly, CTI’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors if such director acted in good faith.

In addition, CTI’s amended and restated certificate of incorporation states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of CTI’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

CTI’s amended restated certificate of incorporation also provides that CTI may, and CTI’s amended and restated bylaws provide that CTI shall, indemnify its officers and directors to the fullest extent permitted by law.

The Merger Agreement provides for indemnification (including advancement of expenses and exculpation) in favor of CTI’s current and former officers and directors with respect to acts or omissions occurring at or prior to the Effective Time. Specifically, Sobi has agreed that all rights and obligations to indemnification (including advancement of expenses and exculpation) existing as of the date of the Merger Agreement in favor of each person who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of CTI or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of CTI as a director or officer of another person (each, an “Indemnified Person”) with respect to all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable and documented fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of CTI or is or was serving at the request of CTI as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time (“Losses”), to the fullest extent permitted, will be fulfilled and honored for a period of six (6) years from the Effective Time.

In addition, during the period commencing at the Effective Time and for a period of six (6) years from the Effective Time, Sobi has agreed that it will cause the Surviving Corporation to (and the Surviving Corporation has agreed that it will), to the fullest extent permitted under law, indemnify, defend and hold harmless each Indemnified Person against any and all Losses.

Sobi and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years from the Effective Time the officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering the persons covered by CTI’s officers’ and directors’ liability insurance policies as of the date of the Merger Agreement on terms with respect to coverage and amount no less favorable than those policies in effect on the date of the Merger Agreement; however, the Surviving Corporation will not be obligated to pay an amount per year in excess of 250% of the annual premium paid by CTI in its last full fiscal year prior to the Merger Agreement (the “Maximum Amount”), and if such premiums for such insurance would at any time exceed the Maximum Amount, the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Maximum Amount. In lieu of the foregoing, CTI at its election may obtain “tail” policies, which policies provide persons covered by CTI’s officers’ and directors’ liability insurance policies as of the date of the Merger Agreement with coverage for an aggregate period of six (6) years with respect to claims arising from acts or omissions that occurred on or before the Effective Time including in respect of the Transactions, provided that the amount paid for such prepaid policies does not exceed the Maximum Amount. If CTI obtains a prepaid policy prior to the Effective Time as described in the preceding sentence, the Surviving Corporation will, and Sobi will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The rights to indemnification (including advancement of expenses and exculpation) above are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Person, his or her heirs, successors, assigns and his or her representatives, and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such individual may have by contract or otherwise. The foregoing obligations of Sobi and the Surviving Corporation will survive the consummation of the Offer and the Merger and will not be terminated or modified in a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, CTI and the CTI Board will take all such steps as may be required to cause any dispositions of equity securities of CTI (including derivative securities) in connection with the Merger Agreement by each director or officer of CTI who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to CTI’s equity securities, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the closing of the Offer, CTI will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, CTI or their respective affiliates and any of the officers, directors or employees of the Company Entities that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee, and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the CTI Board

At a meeting held on May 9, 2023, the CTI Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, CTI and its stockholders, (ii) declared it advisable for CTI to enter into the Merger Agreement, (iii) adopted and approved the execution, delivery and performance by CTI of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, (v) resolved to recommend that CTI’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and (vi) declared that the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer are both authorized to execute and deliver the Merger Agreement in the form presented to the CTI Board.

Background of the Offer and the Merger

The CTI Board, together with CTI’s senior management team, regularly reviews CTI’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen CTI’s business and enhance value for its stockholders. From time to time, these reviews and evaluations have included CTI’s strategy as a standalone company and potential opportunities for business combinations, partnerships, licensing arrangements, collaborations and other strategic transactions. During these interactions between 2019 and 2022, CTI received interest from several parties related to a potential business combination or partnership with CTI and entered into confidentiality agreements with seven global biopharmaceutical companies, including Company A and Company C, which agreements did not contain standstill provisions. Between 2019 and 2022, CTI provided limited non-public due diligence information to such parties. The CTI Board met in early 2022 to review proposals from two such companies, but the CTI Board and CTI’s senior management determined that it was not in the strategic interests of CTI to pursue transactions with either party at that time.

On December 1, 2022, a Senior Vice President and Chief Business Executive of Company A, a global pharmaceutical company, emailed Adam Craig, CTI’s President and Chief Executive Officer, to request a call by videoconference. Dr. Craig indicated that he would be open to a conversation with the Senior Vice President and Chief Business Executive of Company A.

On December 6, 2022, the Senior Vice President and Chief Business Executive of Company A and Dr. Craig met by videoconference during which the Senior Vice President and Chief Business Executive of Company A indicated that Company A was interested in a potential transaction involving CTI and that Company A had been monitoring CTI since the launch of VONJO.

On December 11, 2022, the Chief Executive Officer of Company A and Dr. Craig met while attending a healthcare conference. The Chief Executive Officer of Company A reiterated Company A’s interest in a strategic transaction involving CTI.

On December 21, 2022, Dr. Craig, John Volpone, CTI’s Executive Vice President and Chief of Staff, and James Fong, CTI’s Executive Vice President and Chief Commercial Officer, had an in person meeting in Seattle, WA with the Senior Vice President and Chief Business Executive of Company A and other members of Company A’s management team to discuss the potential for CTI and Company A to enter into a strategic transaction.

On December 23, 2022, the Senior Vice President and Chief Business Executive of Company A called a representative of Centerview Partners, LLC (“Centerview”), with whom CTI has had a historical investment banking relationship, to discuss a potential transaction involving Company A and CTI.

On December 30, 2022, a financial advisor to Company A called a representative of Centerview with some preliminary diligence requests. CTI provided responses to Company A’s diligence requests.

On January 11, 2023, the Senior Vice President and Chief Business Executive of Company A sent Dr. Craig a memorandum evaluating specific regulatory issues and arguing that Company A would be able to proceed quickly with a strategic transaction involving CTI.

During late 2022 and early 2023, Dr. Craig updated members of the CTI Board on his communications with Company A. Senior management of CTI continued to engage with Company A in connection with Company A’s consideration of a potential strategic transaction. Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), CTI’s historical M&A counsel, provided advice to CTI regarding Company A’s ability to consummate a strategic transaction on a reasonable timetable from a regulatory perspective.

On February 10, 2023, a representative of MTS Health Partners (“MTS”), a financial advisor to CTI, introduced CTI’s President and Chief Executive Officer, Dr. Adam Craig and Sobi’s Head of Strategy and Corporate Development, Daniel Rankin, via email. Dr. Rankin requested a call with Dr. Craig.

On February 24, 2023, Dr. Craig and Dr. Rankin had a call to discuss a potential partnership for the ex-US rights to VONJO, in particular due to Sobi’s strong infrastructure in Europe. Following such discussion, on February 28, 2023, Dr. Rankin followed up with Dr. Craig, by email to request that CTI and Sobi enter into a confidentiality agreement to explore a potential partnership.

On March 3, 2023, CTI and Sobi entered into a confidentiality agreement, which agreement did not contain a standstill provision.

In mid-March 2023, Company A communicated to Centerview that they continued to be interested in a strategic transaction involving CTI. Also in mid-March 2023, the Senior Vice President and Chief Business Executive of Company A contacted a representative of Centerview to request an update on information related to certain diligence items.

On March 27, 2023, Dr. Craig had a call with Dr. Rankin and Sobi’s Chief Executive Officer, Guido Oelkers, during which Dr. Oelkers expressed an interest in exploring a potential global strategic transaction with CTI. Dr. Craig agreed that he would be open to further discussion and Dr. Craig and Dr. Oelkers agreed to coordinate continued interactions through representatives of Centerview. Dr. Craig and Dr. Oelkers agreed to meet in person the following week when Dr. Oelkers would be in the United States.

On March 29, 2023, the CTI Board held its regular quarterly meeting by videoconference, which included senior management and representatives of CTI’s legal counsel at Gibson, Dunn & Crutcher LLP (“Gibson Dunn”). At the meeting, the CTI Board discussed the use of the transaction committee to evaluate potential transactions (the “Transaction Committee”). Dr. Craig updated the CTI Board on his recent interactions with representatives of Sobi and discussed with the CTI Board, potential benefits, risks and next steps with respect to a potential strategic transaction.

In early April 2023, Dr. Craig and Dr. Oelkers had a call during which Dr. Craig informed Dr. Oelkers that there was other interest in CTI, and so any proposal from Sobi would need to provide meaningful value and be made on a fast timetable.

On April 3, 2023, Dr. Craig and Dr. Oelkers had a meeting in person in Boston, MA during which Dr. Oelkers expressed an interest in a potential acquisition of CTI and indicated that Sobi would send a non-binding proposal to acquire all of the outstanding shares of CTI within the next two (2) days.

On April 4, 2023, Dr. Craig received an email introduction to the Head of Business of Company B, a global pharmaceutical company. Dr. Craig and the Head of Business Development of Company B agreed to arrange a call to discuss a potential transaction involving Company B and CTI.

On April 5, 2023, Dr. Oelkers submitted a letter to CTI providing for a non-binding proposal to acquire all of the fully diluted common stock of CTI for $8.00 per Share in cash, subject to due diligence and other conditions (the “April 5 Proposal”).

Later that day, the Transaction Committee held a meeting by videoconference, which included CTI’s senior management and representatives of Centerview, and representatives of CTI’s legal counsel at Gibson Dunn and Skadden. The Transaction Committee reviewed the terms of the April 5 Proposal. Representatives of Skadden reviewed legal matters, including fiduciary duties. Representatives of Centerview provided perspectives regarding the April 5 Proposal and potential next steps in connection with the Transaction Committee’s review of Sobi’s interest and the possibility of pursuing a strategic transaction, including providing Sobi access to due diligence and the process for senior management to prepare the management forecasts, financial analyses to be conducted and the possibility of contacting additional parties. The Transaction Committee discussed recent CTI performance and potential long-term value in different scenarios, including executing on CTI’s current long-term strategy and whether to contact additional third parties about a strategic transaction. Following discussion, the Transaction Committee determined to consider further a potential strategic transaction with other third parties and authorized senior management and Centerview to engage with Sobi and provide Sobi with access to due diligence in order to better inform Sobi’s proposal.

On April 6, 2023, Dr. Craig and Mr. Volpone, had a videoconference with the Head of Business Development of Company B, and other members of Company B’s business development team. During the call, representatives of Company B expressed an interest in both a potential partnership involving CTI and Company B and a potential strategic transaction with CTI. Dr. Craig informed the representatives of Company B that another global pharmaceutical company had expressed interest in pursuing a potential strategic transaction involving CTI.

On April 7, 2023, CTI granted representatives of Sobi and its advisors access to a virtual data room containing due diligence materials. In addition to their review of the virtual data room, Sobi and its advisors participated in calls with CTI’s senior management and its representatives as part of Sobi’s due diligence investigation. Such due diligence calls and meetings and Sobi’s confirmatory due diligence investigation continued through the execution of the Merger Agreement.

On April 7, 2023, CTI and Company B entered into a confidentiality agreement, which agreement did not contain a standstill provision.

On April 10, 2023, CTI granted representatives of Company B and its advisors access to a virtual data room containing due diligence materials. In addition to their review of the virtual data room, Company B and its advisors participated in calls with CTI’s senior management and its representatives as part of Company B’s due diligence investigation. Such due diligence calls and meetings and Company B’s confirmatory due diligence investigation continued through May 8, 2023.

On April 11, 2023, a representative of Company C, a global pharmaceutical company which periodically made outreach to CTI, called a representative of Centerview to inquire if CTI might be interested in a potential transaction.

On April 17, 2023 the CTI Board held a meeting by videoconference, which included senior management, representatives of Centerview and representatives of Gibson Dunn and Skadden. At the meeting, Dr. Craig updated the CTI Board on recent interactions with Sobi and Company B in connection with potential strategic transactions CTI was considering, including potential acquisition interest by Sobi and a potential partnership with or potential acquisition by Company B. A representative from Centerview discussed the financial terms of the April 5 Proposal and reviewed with the CTI Board the possibility of contacting additional parties and providing a draft Merger Agreement to each of Sobi and Company B. The CTI Board directed management and Centerview to continue to engage with Sobi and Company B.

On April 18, 2023, Dr. Oelkers called Dr. Craig to discuss the progress of the transaction process. Dr. Oelkers told Dr. Craig that Sobi’s due diligence review was almost complete and that Sobi was continuing to progress its work on the proposal to acquire all of the outstanding shares of common stock of CTI.

Also on April 18, 2023, a representative of Skadden provided a representative of Latham & Watkins LLP (“Latham”), counsel to Sobi, with an initial draft of the Merger Agreement prepared by Skadden. During the period from April 18, 2023 through May 9, 2023, Skadden and Latham discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules, in which Skadden’s drafts set a termination fee of 3.5% and Latham’s drafts set a termination fee of 3.75%.

On April 21, 2023, a representative of Company B called a representative of Centerview and provided a verbal indication of potential interest in a strategic transaction to acquire all of the fully diluted common stock of CTI for $8.50 to $9.00 per Share in cash. Also on April 21, a representative of Company C called a representative of Centerview regarding interest in a potential transaction and requested a call with CTI to discuss.

Later in the day on April 21, 2023, a representative of Skadden provided counsel to Company B with an initial draft of the Merger Agreement prepared by Skadden. During the period from April 21, 2023 through May 8, 2023, Skadden and the counsel to Company B discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules.

On April 26, 2023, Dr. Oelkers called Dr. Craig to discuss the progress of the transaction. The two discussed key diligence items and the Sobi team’s intent to submit a revised proposal to CTI later that week.

On April 28, 2023, a representative of Company C had a videoconference with Dr. Craig and Mr. Volpone to discuss a potential transaction. Dr. Craig informed Company C that CTI would be willing to consider a proposal should Company C make one.

On April 29, 2023, Dr. Oelkers called Dr. Craig to discuss the progress of the transaction. Dr. Oelkers told Dr. Craig that Sobi intended to submit a final proposal to acquire all of the outstanding shares of common stock of CTI on May 1, 2023.

On May 1, 2023, representatives of Skadden received an initial draft of the Tender and Support Agreement. During the period from May 1, 2023 until May 8, 2023, Latham, Skadden and Gibson Dunn discussed and exchanged drafts of the Tender and Support Agreement.

On May 2, 2023, Dr. Oelkers sent Dr. Craig a revised proposal to acquire all of the outstanding shares of common stock of CTI for $8.80 per Share in cash, which proposal was subject to entry into an eight (8) day exclusivity period (the “May 2 Proposal”). Later that day, Dr. Craig and Dr. Oelkers had a call and Dr. Craig told Dr. Oelkers that Sobi would need to move quickly in order to consummate a strategic transaction with CTI.

Also on May 2, 2023, the Head of Business Development of Company B sent Dr. Craig a non-binding proposal to acquire all of the fully diluted common stock of CTI for $8.50 to $9.00 per Share in cash and further indicated that Company B would send its final proposal to CTI early in the week of May 8, 2023 (the “Company B May 2 Proposal”).

Later that day, the CTI Board held a meeting by videoconference, which included senior management and representatives of Centerview, Skadden, and Gibson Dunn. Dr. Craig updated the CTI Board regarding the communications with representatives of Sobi including regarding the May 2 Proposal and request for exclusivity, and communications with representatives of Company B regarding interest in a strategic transaction and the Company B May 2 Proposal. Representatives of Centerview also provided an update, noting that Company B was continuing its due diligence of CTI. The CTI Board discussed matters including Sobi’s interest and request for exclusivity, the status of communications with Sobi, next steps and concerns around confidentiality of a potential strategic transaction during the due diligence process and the effort to minimize disruption to the organization and reduce the risk of internal and external leaks. The CTI Board went on to discuss the level of engagement with Company A, Company B and Company C in pursuing a potential strategic transaction, and the prior discussion CTI had with other potentially interested parties during 2019-2022. The CTI Board considered whether outreach to other potential parties would be advisable, and discussed this issue with Centerview and Skadden. After discussion, the CTI Board determined not to contact additional potential counterparties at that time, because it felt that the risks of doing so (including the risk that a leak could be disruptive to CTI’s personnel and third party relationships and could adversely impact the interests of the various existing parties in continuing to pursue a strategic transaction) outweighed the likelihood of any benefit of further engagement from other parties. Members of CTI’s senior management presented the Management Projections to the CTI Board and explained to the CTI Board the underlying assumptions relating to VONJO and CTI’s programs used to create the Management Projections (which, are reflected in the summarized scenario below in “— Certain Financial Projections”). The CTI Board reviewed the Management Projections and concluded that the Management Projections represented a fair analysis of CTI. Next, representatives of Centerview reviewed Centerview’s preliminary financial analyses with the CTI Board. After reviewing the information presented and following discussion, the CTI Board determined that CTI should not provide Sobi with the requested exclusivity at that time, instructed management to continue to negotiate with Sobi and told management to inform Sobi that CTI would be willing to enter into a strategic transaction with Sobi with an offer price greater than $9.00 with a 3.5% termination fee, should Sobi be prepared to execute the Merger Agreement on May 3, 2023. The CTI Board also determined that Dr. Craig and Centerview should continue to negotiate with both Sobi and Company B in order to obtain a proposal with appropriate recognition of CTI’s value. The CTI Board authorized Dr. Craig and Centerview to communicate (and Dr. Craig and Centerview communicated later that day) its response to Sobi.

On May 4, 2023, representatives of Skadden provided an initial draft of the Tender and Support Agreement to counsel to Company B. During the period from May 4, 2023 until May 9, 2023, counsel to Company B, Skadden and Gibson Dunn discussed and exchanged drafts of the Tender and Support Agreement.

On May 5, 2023, a representative of Company C communicated to a representative of Centerview that Company C was not interested in pursuing a strategic transaction involving CTI.

On May 5, 2023, the CTI Board held a meeting by videoconference, which included senior management and representatives of Centerview, Skadden, and Gibson Dunn. A representative of Centerview updated the CTI Board regarding the ongoing communications with representatives of Sobi, Company B and Company C, including that Company C indicated it was not interested in pursuing a strategic transaction with CTI. A representative of Skadden reviewed certain key terms and issues related to the negotiation of the transaction documents. Dr. Craig discussed with the CTI Board the importance of the role MTS played in introducing Sobi to CTI and management’s recommendation that MTS should receive a fee should a potential transaction between CTI and a third party be consummated. The CTI Board believed that the introduction by MTS to Sobi had played a valuable role in the potential transaction with Sobi. The CTI Board directed Dr. Craig and CTI’s senior management to, at the appropriate time, enter into an engagement letter with MTS, that would compensate them for their role, but which engagement letter would not contemplate MTS providing a fairness opinion. The CTI Board discussed the status of communications with Sobi and Company B and authorized Dr. Craig and Centerview to continue negotiations with Sobi and Company B to seek an increase to the May 2 Proposal and the Company B May 2 Proposal.

On May 7, 2023, Dr. Craig had a call with the Head of Business Development at Company B. The Head of Business Development at Company B informed Dr. Craig that Company B was working to complete its due diligence review of CTI and to enable it to enter into a strategic transaction with CTI. Dr. Craig and the Head of Business Development at Company B discussed the indicative range provided by Company B in the Company B May 2 Proposal. Dr. Craig indicated to the Head of Business Development at Company B that Company B would need to increase its offer price to at least $9.00 per Share in cash. The Head of Business Development at Company B then indicated that Company B was interested in entering an exclusivity agreement with CTI. Dr. Craig responded that CTI would only be willing to grant exclusivity to Company B should Company B increase its offer price above $9.00 per Share.

Also on May 7, 2023, the Head of Business Development of Company B emailed Dr. Craig and indicated that Company B’s offer price was $8.50 per Share and that Company B was prepared to execute a Merger Agreement later that week.

On May 8, 2023, Dr. Craig had a call with Dr. Oelkers to discuss the progress of the transaction. Dr. Oelkers told Dr. Craig that Sobi was prepared to submit a revised proposal to CTI for greater than $9.00 per Share in cash.

Also on May 8, 2023, the Head of Business Development of Company B sent Dr. Craig Company B’s best and final proposal to acquire all of the fully diluted common stock of CTI for $8.75 per Share in cash, which proposal was subject to entry into a one (1) week exclusivity period (the “Company B May 8 Proposal”).

Later that day, the CTI Board held a meeting by videoconference, which included senior management and representatives of Centerview, Skadden, and Gibson Dunn. Dr. Craig updated the CTI Board regarding the communications with representatives of Sobi and Company B, including the Company B May 8 Proposal and Company B’s request for exclusivity. Dr. Craig and representatives of Centerview discussed with the CTI Board communications with Sobi and Company B, and the fact that CTI expected to receive a revised offer from Sobi on May 9, 2023. The CTI Board considered that the Company B May 8 Proposal was a slight increase over the $8.50 offer price Company B had proposed on May 7 and the midpoint of the Company B May 2 Proposal. Following discussion, the CTI Board determined that CTI should not provide Company B with the requested exclusivity at that time and that Dr. Craig and Centerview should continue to negotiate with Sobi and Company B in order to obtain an offer that reflected CTI’s value.

On May 9, 2023, Dr. Oelkers called Dr. Craig to inform Dr. Craig that he would receive Sobi’s best and final proposal to acquire CTI that day. Later that day, Dr. Oelkers sent Dr. Craig a revised proposal to acquire all of the fully diluted common stock of CTI for $9.10 per Share in cash, which included a 3.5% termination fee.

On May 9, 2023 the CTI Board held a meeting by teleconference, which included members of senior management and representatives of Centerview, MTS, Skadden, and Gibson Dunn. Representatives of Skadden updated the CTI Board on the resolution of terms of the Merger Agreement and reviewed other legal matters, including the terms of the Tender and Support Agreement and a proposed amendment to CTI’s bylaws to include a forum selection provision. Representatives of Centerview reviewed with the CTI Board their financial analysis of the consideration of the Offer Price, and offered their thoughts on the risks regarding Company B’s ability to provide an improved and binding proposal and execute on a potential transaction on the same timeline as Sobi. Representatives of Centerview rendered to the CTI Board its oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated May 10, 2023, which as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing each such opinion as set forth therein, that the Offer Price to be paid to the holders of Shares (other than as specified in the opinion) in the Offer pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see “— Opinion of CTI’s Financial Advisor.” The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex I. The CTI Board then discussed the strategic transaction structure and reasons for pursuing a strategic transaction.

Following discussion, the CTI Board unanimously (i) determined that the Merger Agreement, and the Transactions, are fair to, and in the best interest of, CTI and its stockholders, (ii) declared that it is advisable for CTI to enter into the Merger Agreement, (iii) adopted and approved the execution, delivery and performance by CTI of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, (v) resolved to recommend that the stockholders of CTI accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (vi) declared that the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer of CTI are authorized and directed, on behalf of CTI, to execute and deliver the Merger Agreement and (vii) approved the adoption of the forum selection amendment to CTI’s bylaws.

On May 10, 2023, Sobi, Purchaser and CTI executed and delivered the Merger Agreement.

Before the opening of trading on Nasdaq on May 10, 2023, CTI and Sobi each issued a press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and CTI filed a Current Report on Form 8-K.

On May 25, 2023, Purchaser commenced the Offer and CTI filed this Schedule 14D-9.

Reasons for the Recommendation

At a meeting on May 9, 2023, the CTI Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, CTI and its stockholders, (ii) declared it advisable for CTI to enter into the Merger Agreement, (iii) adopted and approved the execution, delivery and performance by CTI of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, (v) resolved to recommend that CTI’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and (vi) declared that the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer are both authorized to execute and deliver the Merger Agreement in the form presented to the CTI Board. The CTI Board consulted with members of CTI’s senior management and representatives from Centerview and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the CTI Board believes support its unanimous decision and recommendation.

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Business, Financial Condition and Prospects. The CTI Board considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects, as well as the long-range plan, of CTI and the execution risks associated with the marketing of VONJO. The CTI Board weighed the certainty of realizing an upfront payment of $9.10 per Share in cash in the Offer and the Merger against the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with CTI and its business as a standalone company (including the risk factors set forth in CTI’s Annual Report on Form

10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 6, 2023). These risks include, but are not limited to, risks related to (i) potential difficulties in obtaining non-U.S. regulatory approvals for VONJO and (ii) the effectiveness of CTI’s sales team and marketing spend (including CTI’s ability to both find patients that are eligible for treatment with, and obtain adequate market share, reimbursement and pricing for, VONJO).

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Implied Premium. The CTI Board considered the fact that the Offer Price represents an approximately 89% premium over CTI’s closing share price on May 9, 2023, the last trading day before the CTI Board approved the Transactions and an approximately 95% premium over CTI’s volume-weighted average share price over the past thirty (30) trading days.

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Cash Consideration; Certainty of Value. The CTI Board considered the fact that the Offer Price and Merger Consideration payable to CTI’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide CTI stockholders with immediate liquidity and certainty of value. The CTI Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with CTI’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of Shares.

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Product Commercialization and Development Risks. The CTI Board considered the fact that VONJO is currently CTI’s only product approved for commercial sale and that CTI’s ability to generate significant revenue from product sales and achieve profitability depends heavily on VONJO’s success.

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Existing Resources. The CTI Board considered the fact that CTI would require substantial additional capital to fund (i) VONJO’s label expansion within the U.S., (ii) VONJO’s commercialization outside of the U.S. and (iii) its other ongoing operations. The CTI Board also took into consideration that any additional funding through future debt and equity financing, additional collaborations or strategic partnerships could be highly dilutive to CTI’s existing stockholders and might only be available on unfavorable terms or might not be available at all.

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Negotiation Process. The CTI Board considered the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by CTI with the knowledge and at the direction of the CTI Board and with the assistance of independent financial and legal advisors. The CTI Board also considered that this process created a competitive dynamic (as more fully described above in the section titled “— Background of the Offer and the Merger”) that led to two proposals, one of which was from Company B and the other from Sobi, who ultimately offered the highest price. Additionally, the CTI Board considered the enhancements that CTI and its advisors were able to obtain as a result of negotiations with Sobi, including the increase in Sobi’s proposed acquisition price from the time of its initial expression of interest to the end of negotiations and the inclusion of provisions in the Merger Agreement that increased the speed and likelihood of completing the Offer and consummating the Merger.

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Potentially Interested Counterparties. The CTI Board considered Company B’s indication of potential interest; which ultimately reflected a value of $8.75 per Share, and was submitted after guidance from CTI that Company B would need to improve its offer above $9.00 per Share. The CTI Board considered, with the assistance of CTI’s senior management and advisors, the likelihood that other strategic counterparties would engage with CTI on the same or a similar timeframe as Sobi and on contractual terms and conditions superior to those contained in the Merger Agreement. The CTI Board considered the fact that outreach to strategic counterparties could jeopardize a potential transaction with Sobi and cause significant disruption to CTI and that, in the event a third party became interested in pursuing a transaction on terms more favorable to CTI and its stockholders than those contemplated by the Merger Agreement, the CTI Board would be able to respond to such a proposal due to the Merger Agreement’s customary “fiduciary out” provisions. Under those provisions, CTI has the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to an unsolicited Superior Offer provided that CTI pays the termination fee.

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Strategic Alternatives. After discussions with representatives of Centerview and CTI’s management, the CTI Board considered the possible alternatives to the Offer and the Merger, including the possibility of CTI remaining a stand-alone company. In particular, the CTI Board considered, among others things, the risks and costs associated with (i) continued approval of VONJO under the current accelerated approval pathway, (ii) the development of pacritinib for treatment of additional indications and (iii) the need to expand CTI’s commercial and operational infrastructure.

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Certain Management Projections. The CTI Board considered certain forecasts for CTI prepared by members of senior management, which reflected an application of various assumptions of CTI’s management. For further discussion, see “ — Certain Financial Projections.”

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Centerview’s Fairness Opinions and Related Analysis. The CTI Board considered the oral opinion of Centerview rendered to the CTI Board on May 9, 2023, which was subsequently confirmed by delivery of a written opinion dated May 10, 2023 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of CTI’s Financial Advisor.” The full text of Centerview’s written opinion, dated May 10, 2023, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

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Speed and Likelihood of Consummation. The CTI Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by CTI’s stockholders) enables CTI’s stockholders to receive the cash consideration pursuant to the Offer in a relatively short timeframe. The CTI Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of CTI;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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the business reputation, capabilities and financial condition of Sobi, and the CTI Board’s perception that Sobi is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the ability of CTI to enforce the Merger Agreement.

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Other Terms of the Merger Agreement. The CTI Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “Section 11 — The Merger Agreement; Other Agreements.” Certain provisions of the Merger Agreement that the CTI Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time that Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, CTI may furnish information with respect to CTI and engage in or otherwise participate in discussions or negotiations with a person or group making an unsolicited acquisition proposal if, prior to taking such actions, the CTI Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited acquisition proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement) and that failure to take such actions would be inconsistent with the CTI Board’s fiduciaries duties (as more fully described in the Offer to Purchase under the section “Section 11 — The Merger Agreement; Other Agreements — No Solicitation”).

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Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. If the CTI Board determines in good faith after consultation with CTI’s outside legal counsel that an unsolicited acquisition proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the CTI Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. CTI may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to CTI’s payment of the termination fee of $59 million (as more fully described in the Offer to Purchase under the sections “Section 11 — The Merger Agreement; Other Agreements — No Solicitation” and “— Board of Directors’ Recommendation and Actions”).

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Change of Recommendation in Response to an Intervening Event. If the CTI Board, other than in connection with a Superior Offer and prior to the Effective Time, determines in good faith after consultation with CTI’s outside legal counsel and its financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the CTI Board may, in response to an “Intervening Event,” take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase under the section “Section 11 — The Merger Agreement; Other Agreements — Board of Directors’ Recommendation and Actions”). An “Intervening Event” means any change or event (other than to the extent relating to an acquisition proposal, Sobi or Purchaser, or the announcement or pendency of the Offer or Merger) that, individually or in the aggregate, is material to CTI and its subsidiary, taken as a whole, and not known or reasonably foreseeable to or by CTI Board as of the date of the Merger Agreement, in each case, based on facts known to CTI Board as of the date of the Merger Agreement, which change or event becomes known to or by CTI Board prior to the Offer Acceptance Time and did not arise from the operations of CTI and its subsidiary in the ordinary course of business; provided, however that in no event shall any of the following constitute Intervening Event: (i) any action taken by the parties pursuant to or in compliance with the Merger Agreement, (ii) any changes in law or the commencement, continuance or settlement of any legal proceeding, (iii) changes in the market price or trading volume of the Shares in and of themselves, (iv) the fact, in and of itself, that CTI and its subsidiary meet, exceed or fail to meet internal or published projections, forecasts or revenue or earnings predictions for any period, or (v) a change in the general conditions in the industries in which CTI and its subsidiary operate. Sobi is entitled to terminate the Merger Agreement in the event that the CTI Board changes its recommendation for any reason, in which event CTI will have an obligation to pay the termination fee of $59 million (as more fully described in the Offer to Purchase under the section “Section 11 — The Merger Agreement; Other Agreements — Board of Directors’ Recommendation and Actions”).

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) on one or more occasions, at the request of CTI, for successive periods of ten (10) business days each, if, as of the then-scheduled expiration date, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived (if permitted thereunder), in order to permit the satisfaction of such condition, (ii) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-

related legal requirement shall have expired or been terminated, (ii) any applicable period required by any legal requirement, any interpretation or position of the SEC, its staff or Nasdaq and (iii) at the request of CTI, an additional period of up to ten (10) business days per extension, on one or more occasions (but no more than three (3) occasions), if, as of the then-scheduled expiration date, all conditions of the Offer have been satisfied or waived (if permitted thereunder, and other than any such conditions of the Offer that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) except that the Minimum Condition has not been satisfied as of any then-scheduled expiration of the Offer), to permit Minimum Condition to be satisfied.

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End Date. The termination date under the Merger Agreement on which either CTI or Sobi, subject to certain exceptions, can terminate the Merger Agreement is September 11, 2023, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which CTI would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date is subject to additional automatic extensions, each for a period of sixty (60) days, if certain antitrust consents and approvals have not been obtained.

•	Cooperation. The Merger Agreement requires Sobi to use its reasonable best efforts to consummate the Offer and the Merger.

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Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect CTI’s interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any event generally affecting the biopharmaceutical industry, or the economy or financial or securities markets generally, to the extent such event does not disproportionately affect CTI relative to other companies in the biopharmaceutical industry, is excluded from the determination of whether a “Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

The CTI Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):

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No Ongoing Equity Interest in CTI. The Offer and the Merger would preclude CTI’s stockholders from having the opportunity to directly participate in the future performance of CTI’s assets and any potential future appreciation of the value of the Shares. However, Sobi is a public company and CTI’s stockholders would have the choice to invest in Sobi separately.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting CTI from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The CTI Board also considered the fact that the right afforded to Sobi under the Merger Agreement to match an alternative acquisition proposal that the CTI Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, CTI.

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Termination Fee. CTI may be required to pay the $59 million termination fee if the Merger Agreement is terminated under certain circumstances, including by CTI to accept a Superior Offer. The CTI Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

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Effect of Announcement. The public announcement of the transaction could potentially affect CTI’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against CTI.

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Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of CTI’s business prior to the consummation of the Merger, which require CTI to conduct its business in the ordinary course and refrain from taking specified actions. The CTI Board considered that such restrictions could delay or prevent CTI from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Condition Might Not Be Satisfied. CTI’s stockholders may tender an insufficient number of Shares to meet the Minimum Condition.

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Risks the Merger Might Not Be Completed. Although CTI expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The CTI Board considered the risks and costs to CTI if the Offer is not completed or the Merger is not consummated, including the diversion of CTI’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with CTI and the potential effect on the trading price of the Shares.

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Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of CTI’s management will be required, potentially resulting in disruptions to the operation of CTI’s business.

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Potential Conflicts of Interest. The CTI Board considered the potential conflict of interest created by the fact that CTI’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of CTI Executive Officers and Directors.”

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Regulatory Approval and Risk of Pending Actions. There are risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), and the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending or threatened legal proceeding by certain governmental bodies (or non-governmental bodies in jurisdictions where Sobi, CTI, or their Subsidiaries have assets, operations, or revenues) challenging or seeking to prohibit the Offer or the Merger or to impose certain restrictions or limitations relating to their conduct of business or ownership of assets.

•	Tax Treatment. Gains realized by CTI’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the CTI Board is not intended to be exhaustive but includes the material reasons considered by the CTI Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the CTI Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The CTI Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the CTI Board may have been influenced to a greater or lesser degree by different factors. The CTI Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Intent to Tender

To CTI’s knowledge, after making reasonable inquiry, all of CTI’s directors and executive officers currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, Sobi and Purchaser have entered into a Tender and Support Agreement with BVF to tender all of its Shares subject to the Tender and Support Agreement. As of May 4, 2023, approximately 6.7% of the outstanding Shares are subject to the Tender and Support Agreement.

Certain Financial Projections

While CTI has from time to time provided limited full-year financial guidance to investors, which may have covered, among other items, liquidity and net product sales, CTI’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Sobi and other strategic alternatives, CTI’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2034 (the “Management Projections”), which were provided to the CTI Board in connection with its consideration of the Offer and the Merger, to Centerview, CTI’s financial advisor and were relied upon by Centerview in connection with the rendering of their opinion to the CTI Board and in performing the related financial analyses as described below under “— Opinion of CTI’s Financial Advisor” and were the only financial projections with respect to CTI used by Centerview in performing such financial analyses. The Management Projections were not provided to Sobi.

CTI is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the CTI Board for purposes of considering and evaluating Sobi’s proposal. CTI makes and has made no representation to Sobi or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to CTI’s senior management at the time the Management Projections were created.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond CTI’s control. Important factors that may affect actual results and cause the Management Projections not to be achieved include general economic conditions, regulatory conditions, financial market conditions, CTI’s ability to achieve forecasted sales, accuracy of certain accounting assumptions, changes in actual or projected cash flows, competitive pressures, changes in tax laws or accounting treatment and other risk factors described in CTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its subsequent Quarterly Report on Form 10-Q and current reports on Form 8-K. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Management Projections do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Merger. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be materially better or worse than those contained in the Management Projections. The Management Projections cover multiple years, and such information by its nature becomes less reliable with each successive year.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that CTI or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither CTI nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither CTI nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. CTI does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law.

Neither CTI nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of CTI compared to the information contained in the Management Projections or that the Management Projections will be achieved. CTI has made no representation to Sobi or Purchaser, in the Merger Agreement or otherwise, concerning the Management Projections. The Management Projections were prepared based on CTI’s continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by CTI may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the CTI Board and to Centerview to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

CTI DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

The Management Projections were prepared in April – May 2023 by CTI management based on assumptions about CTI’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of CTI’s product, VONJO. The projections reflected an outlook based on certain internal judgments and assumptions prepared by CTI senior management about VONJO, including the epidemiology, pricing, sales ramp, market share, patent exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, and other relevant factors related to CTI’s long-range operating plan.

The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections. The following table summarizes the Management Projections. The Management Projections are forward-looking statements. For information on factors that may cause CTI’s future results to materially vary, see the information under the section captioned “Item 8. Additional Information — Forward-Looking Statements.”

Management Projections

(Amounts in Millions)

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Net Revenue to CTI	$181	$218	$310	$426	$571	$611	$654	$701	$751	$804	$861	$215
Gross Profit	$148	$186	$257	$376	$483	$547	$586	$628	$674	$722	$774	$204
R&D	($52)	($53)	($51)	($52)	($54)	($37)	($27)	($21)	($15)	($12)	($9)	($2)
S&M	($59)	($61)	($64)	($67)	($69)	($71)	($73)	($75)	($77)	($80)	($82)	($20)
G&A	($26)	($30)	($31)	($33)	($34)	($35)	($36)	($38)	($39)	($40)	($41)	($10)
EBIT	$11	$42	$111	$224	$326	$404	$450	$495	$542	$591	$643	$172

At the direction of CTI’s management, based on the Management Projections and other projected financial information, Centerview calculated the unlevered free cash flows for the years 2023 through 2034. The summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital, in each case based on the Management Projections or other projected financial information provided by CTI’s management. The Management Projections assume a federal net operating loss carryforward of $250 million as of December 31, 2022 and taxes based on a 25% tax rate. The values in the table below do not take into account the effect of net operating loss usage.

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
EBIT	$11	$42	$111	$224	$326	$404	$450	$495	$542	$591	$643	$172
Taxes Paid[1]	(3)	(11)	(28)	(56)	(81)	(101)	(112)	(124)	(136)	(148)	(161)	(43)
Less: Capital Expenditures	—	—	—	—	—	—	—	—	—	—	—	—
Plus: D&A	2	2	2	2	2	—	—	—	—	—	—	—
Less: Change in NWC	(16)	(8)	(14)	(17)	(22)	(6)	(7)	(7)	(7)	(8)	(9)	97
Unlevered Free Cash Flow	($6)	$26	$71	$153	$225	$297	$331	$365	$399	$435	$473	$226

(1)	Assumes tax rate of 25% and excludes the impact of net operating losses.

Opinion of CTI’s Financial Advisors

CTI retained Centerview as financial advisor to CTI in connection with the Transaction. In connection with this engagement, the CTI Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) any Shares held immediately prior to the Effective Time by CTI or any subsidiary of CTI (or held in its treasury), (ii) any Shares held immediately prior to the Effective Time by Sobi, Purchaser or any other direct or indirect wholly owned subsidiary of Sobi or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Tender Offer) and (iii) any Excluded Shares of the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On May 9, 2023, Centerview rendered to the CTI Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 10, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 10, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the CTI Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of CTI as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated May 6, 2023 referred to in this summary of Centerview’s opinion as the “Draft Agreement;”

•	Annual Reports on Form 10-K of CTI for the years ended December 31, 2022, December 31, 2021, and December 31, 2020;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CTI;

•	certain publicly available research analyst reports for CTI;

•	certain other communications from CTI to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of CTI, including certain financial forecasts, analyses and projections relating to CTI prepared by management of CTI and furnished to Centerview by CTI for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of CTI regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for CTI and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the CTI Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the CTI Board’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CTI as to the matters covered thereby and Centerview relied, at the direction of the CTI Board, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at CTI’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of CTI, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of CTI. Centerview assumed, at the direction of the CTI Board, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview. Centerview also assumed, at the direction of the CTI Board, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of CTI, or the ability of CTI to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, CTI’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to CTI or in which CTI might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of CTI or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of CTI or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of CTI as to whether or not such stockholder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the CTI Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the CTI Board in connection with Centerview’s written opinion, dated May 10, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of CTI. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CTI or any other parties to the Transaction. None of CTI, Sobi, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of CTI do not purport to be appraisals or reflect the prices at which CTI may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 5, 2023 (the third-to-last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on CTI’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, warrants and preferred stock) based on information provided by CTI.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for CTI to corresponding financial information for certain publicly traded commercial or near-commercial stage oncology or hematology focused biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to CTI (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).

Using publicly available information obtained from SEC filings and other data sources as of May 8, 2023, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and preferred stock, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2026 (“EV/2026E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2026E Revenue Trading Multiple of 2.2x.

The companies reviewed and the EV/2026E Revenue Trading Multiples of the selected companies were as follows:

EV/2026E Revenue Trading Multiple
Agios Pharmaceuticals, Inc.	2.0x
Day One Pharmaceuticals, Inc.	2.5x
Deciphera Pharmaceuticals, Inc.	2.3x
Geron Corporation	2.1x
Iovance Biotherapeutics, Inc.	1.3x
Springworks Therapeutics, Inc.	2.6x
Median	2.2x

Although none of the selected companies is directly comparable to CTI, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded commercial or near-commercial stage oncology or hematology focused biopharmaceutical companies with marketed assets with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of CTI. However, because none of the selected companies is exactly the same as CTI, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of CTI and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2026E Revenue Trading Multiples of 1.5x to 2.5x to apply to CTI’s estimated calendar year 2026 revenue as set forth in the Forecasts. In selecting this range of EV/2026E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of CTI and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2026E Revenue Trading Multiples to CTI’s estimated calendar year 2026 revenue of $426 million, as set forth in the Forecasts, and subtracting from it CTI’s estimated debt of $50 million as of June 30, 2023, and adding to it CTI’s estimated cash of $47 million as of June 30, 2023, each as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and preferred stock) as of May 4, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $3.65 to $5.90, rounded to the nearest $0.05. Centerview then compared this range to the Merger Consideration of $9.10 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving commercial or near-commercial stage oncology or hematology focused biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to CTI and the Transactions.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the enterprise value implied by the transaction for each target company based on the consideration payable in the applicable selected transaction (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) as a multiple of Wall Street research analyst consensus estimated four-year forward revenue multiples at the time of the transaction announcement (“EV / 4-Year Forward Revenue Multiple”). The results of this analysis indicated a median EV / 4-Year Forward Revenue Multiple of 3.9x.

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	EV / 4-Year Forward Revenue Multiple
Apr-22	Sierra Oncology, Inc.	GSK PLC	4.4x
Sep-21	Kadmon Holdings, Inc.	Sanofi	5.4x
May-20	Portola Pharmaceuticals Inc.	Alexion Pharmaceuticals, Inc.	3.4x
May-20	Stemline Therapeutics Inc.	Menarini Group	2.8x
Sept-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	3.0x
Oct-17	Advanced Accelerator Applications SA	Novartis AG	4.6x
Median			3.9x

Although none of the selected transactions is directly comparable to the Transaction, these selected transactions were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transaction. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of CTI and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical to or directly comparable to the Transaction, as such, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. Accordingly, Centerview also made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of CTI and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of EV / 4-Year Forward Revenue Multiples of 3.0x to 5.0x.

Applying this reference range of EV / 4-Year Forward Revenue Multiples to CTI’s estimated four-year forward revenue of $498 million as set forth in the Forecasts, and subtracting from it CTI’s estimated debt of $50 million as of June 30, 2023, and adding to it CTI’s estimated cash of $47 million as of June 30, 2023, each as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and preferred stock) as of May 4, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $8.10 to $13.25, rounded to the nearest $0.05. Centerview then compared this range to the Merger Consideration of $9.10 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of CTI based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 12.5% to 14.0% (based on Centerview’s analysis of CTI’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of CTI over the period beginning on July 1, 2023 and ending on December 31, 2034, as set forth in the Forecasts, (ii) an implied terminal value of CTI, calculated by Centerview by assuming that (as directed by CTI management) CTI’s unlevered free cash flows would decline in perpetuity after December 31, 2034 at a rate of free cash flow decline of 75% year over year, and (iii) tax savings from usage of CTI’s federal net operating losses of $250 million as of December 31, 2022 and future losses, as set forth in the Forecasts and (b) subtracting from the foregoing results CTI’s estimated debt of $50 million as of June 30, 2023, and adding to the foregoing results CTI’s estimated cash of $47 million as of June 30, 2023, each as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by CTI’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, warrants and preferred stock) as of May 4, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $7.00 to $7.60, rounded to the nearest $0.05. Centerview then compared this range to the Merger Consideration of $9.10 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the CTI Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended May 8, 2023 (the second-to-last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for CTI during such period of approximately $3.55 to $7.43 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for CTI ranging from $8.00 to $15.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded oncology and hematology biopharmaceutical companies for which premium data were available, including certain of the selected transactions set forth above in the section captioned “— Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price (excluding contingent payments) in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The median premium observed was 79%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 60% to 100% to CTI’s closing stock price on May 8, 2023 (the second-to-last trading day before the public announcement of the Transaction) of approximately $4.82, which resulted in an implied price range of approximately $7.70 to $9.65 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the CTI Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the CTI Board or management of CTI with respect to the Merger Consideration or as to whether the CTI Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between CTI and Sobi and was approved by the CTI Board. Centerview provided advice to CTI during these negotiations. Centerview did not, however, recommend any specific amount of consideration to CTI or the CTI Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to CTI, and Centerview did not receive any compensation from CTI during such period. Centerview is currently engaged to provide financial advisory services unrelated to CTI to a company in which BVF (which holds an approximately 20% interest in CTI), holds a significant minority equity interest, and Centerview may receive compensation from such company for such services. In the two (2) years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Sobi, and Centerview did not receive any compensation from Sobi during such period. Centerview may provide financial advisory and other services to or with respect to CTI, Sobi, BVF or their respective affiliates, including portfolio companies of BVF, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, CTI, Sobi, BVF or any of their respective affiliates, including portfolio companies of BVF, or any other party that may be involved in the Transaction.

The CTI Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s strength and experience in the life sciences sector, expertise and qualifications in transactions of this nature and familiarity with CTI. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the CTI Board, CTI has agreed to pay Centerview an aggregate fee of approximately $34 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $32 million of which is payable contingent upon consummation of the Transaction. In addition, CTI has agreed to reimburse certain of Centerview’s expenses, and indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

CTI has retained Centerview and MTS to act as its financial advisors in connection with the Offer and the Merger.

CTI has agreed to pay Centerview an aggregate fee of approximately $34 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $32 million of which is payable contingent upon consummation of the Transaction. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of CTI as to whether or not such stockholder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

CTI has agreed to pay MTS a transaction fee of 0.50% of the aggregate consideration paid in the Transaction, which is payable contingent upon the consummation of the Transaction, for MTS’s services as financial advisor to CTI in connection with the Offer and the Merger.

In addition, subject to certain limitations, Centerview and MTS will be reimbursed for reasonable out-of-pocket expenses, including fees of outside legal counsel, incurred in connection with their engagements. In addition, CTI has agreed to indemnify Centerview and MTS, any controlling person of Centerview and MTS and their directors, officers, employees and controlling persons against specified liabilities.

For additional information pertaining to the retention of Centerview and MTS by CTI, see “Item 4. The Solicitation or Recommendation — Opinions of CTI’s Financial Advisors” above, which is hereby incorporated by reference in this Item 5.

Neither CTI nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to CTI’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of CTI, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by CTI or, to the knowledge of CTI after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiary during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, CTI is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of CTI’s securities by CTI, its subsidiary, or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving CTI or its subsidiary;

•	any purchase, sale or transfer of a material amount of assets of CTI or its subsidiary; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of CTI.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the CTI Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of CTI Executive Officers and Directors” is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of CTI’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on May 1, 2023, the latest practicable date before the filing of this Schedule 14D-9, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s applicable Executive Employment Arrangement, (3) the named executive officer’s base salary rates and target annual bonus remain unchanged from those in place as of May 1, 2023, (4) no named executive officer receives any additional equity grants on or prior to the Effective Time, (5) no named executive officer enters into any new agreement with CTI or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits, and (6) the price per Share of CTI common stock used to calculate the value of the accelerated Company Options is equal to the Offer Price. The amounts shown in the table do not include the value of any amounts associated with Company Options that would vest pursuant to their terms, on or prior to May 1, 2023, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Name*	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Adam R. Craig, M.D., Ph.D.	$1,917,296	$9,068,423	$62,327	$11,048,046
David H. Kirske	$594,556	$2,157,193	$28,237	$2,779,986
James K. Fong	$693,000	$2,085,201	$43,010	$2,821,211

(1)

The amount listed in this column represents the amounts of cash severance payments that would be paid on a “double-trigger” basis pursuant to a qualifying termination of employment under the named executive officer’s Executive Employment Arrangement, as described in more detail above under “Executive Employment Arrangements.” For Dr. Craig, the amount represents 1.5x annual base salary ($1,065,489), 1.5x target incentive bonus ($639,293), and $212,514 in prorated incentive bonus for 2023. For Mr. Kirske, the amount represents 1x annual base salary ($440,412) and $154,144 in additional cash severance. For Mr. Fong, the amount represents 1.5x annual base salary.

(2)

The amount listed in this column represents the aggregate amounts payable pursuant to the Merger Agreement at the Effective Time on a “single-trigger” basis to each named executive officer in respect of unvested Company Options held as of May 1, 2023, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the tables above under “Treatment of Company Options in the Transactions.”

(3)

The amount listed in this column represents the value of health care premiums that would be due to the named executive officer pursuant to a qualifying termination of employment under his or her Employment Agreement, as described in more detail above under “Executive Employment Arrangements.” These are “double trigger benefits.”

* Bruce Seeley is not entitled to any change in control or benefits payments in connection with the Transactions.

Vote Required to Approve the Merger

The CTI Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, CTI does not anticipate seeking the approval of CTI’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if (i) the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation and (ii) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, CTI, Sobi and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of CTI in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Delaware

CTI is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Sobi and Purchaser is not, nor at any time for the past three (3) years has been, an “interested stockholder” of CTI as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the CTI Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Washington

The laws of Washington, where CTI’s principal executive office is located, impose additional restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, Section 23B.19 of the Washington Business Corporation Act (the “WBCA”), prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons who beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five (5) years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

CTI may be considered a “target corporation” as its principal executive office is located in the state of Washington, and: (i) a majority of its employees are residents of the state of Washington; (ii) a majority of its tangible assets, measured by market value, are located in the state of Washington or it has more than $50 million worth of tangible assets located in the state of Washington; and (iii) any one of the following: (A) more than 10% of its stockholders of record are resident in the state of Washington; (B) more than 10% of its shares are owned of record by residents of the state of Washington; or (C) 1,000 or more of its stockholders of record are residents in the state of Washington.

Each of Sobi and Purchaser is not, nor at any time for the past five (5) years has been, an “acquiring person” of CTI as defined in Section 23B.19 of the WBCA. In addition, in accordance with the provisions of section 23B.19, the CTI Board has approved the Merger Agreement and the Transactions contemplated thereby, including the offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 23B.19 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of CTI in connection with the Offer. However, if the Offer is successful and the Merger is consummated, CTI stockholders who continuously held Shares from the date of the demand for appraisal through the Effective Date who: (i) did not tender their Shares in the Offer or vote in favor of, or consent to the consummation of, the Merger; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that CTI will take no action to perfect any appraisal rights of any stockholder.

Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that CTI’s stockholders exercise appraisal rights under Section 262 of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of this Schedule 14D-9, deliver to CTI a written demand for appraisal of Shares held, which demand must reasonably inform CTI of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;

•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Beneficial Owner

All written demands for appraisal should be addressed to CTI BioPharma Corp., 3101 Western Avenue, Suite 800, Seattle, WA 98121, Attention: Chief Financial Officer. The demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the Effective Date and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within ten (10) days after a request by such stockholder for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one (1) week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of CTI, please see CTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 6, 2023, and its

Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 15, 2023.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act, and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 p.m. of the next business day. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger as promptly as reasonably practicable and advisable, but no later than ten (10) business days from the date of the Merger Agreement. The required waiting period will expire at 11:59 p.m. (Eastern Time) on June 9, 2023, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Sobi prior to that time. If, before expiration or early termination of the initial fifteen (15) calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material to Sobi, the waiting period with respect to the Offer and the Merger will be extended for an additional period of ten (10) calendar days following the date of Sobi’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Sobi’s and CTI’s consent. It is also possible that Sobi and CTI could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Although CTI is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither CTI’s failure to make those filings nor CTI’s failure to comply with a request for additional documents and information issued to CTI from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer and the Merger or the divestiture of substantial assets of Sobi, CTI or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Sobi and CTI also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Sobi and CTI are engaged, CTI believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Sobi is engaged, CTI believes that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, CTI cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements related to CTI, Sobi and the Transactions that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this Schedule 14D-9, CTI’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transactions; statements about the expected timetable for completing the Transactions; CTI’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of CTI and Sobi, the ability to successfully commercialize VONJO and generate future revenues with respect to VONJO, and the anticipated timing of the closing of the Transactions.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of CTI’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Sobi may not realize the potential benefits of the Transactions; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs associated with the Transactions; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in CTI’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as this Schedule 14D-9 and the Schedule TO and related tender offer documents filed by Sobi and Purchaser in connection with the Transactions. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to CTI and Sobi, and CTI and Sobi disclaim any obligation to update the information contained in this Schedule 14D-9 as new information becomes available.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 25, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Tender Offer Statement on the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Tender Offer Statement on the Schedule TO).

(a)(1)(E)	Summary Advertisement, published on May 25, 2023, in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Tender Offer Statement on the Schedule TO).

(a)(1)(F)	Offer Commencement Press Release issued by Swedish Orphan Biovitrum AB (publ), dated May 25, 2023 (incorporated by reference to Exhibit (a)(5)(iii) to the Tender Offer Statement on the Schedule TO).

(a)(1)(G)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Tender Offer Statement on the Schedule TO).

(a)(5)(A)	Press Release of CTI BioPharma Corp., dated May 10, 2023 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by CTI on May 10, 2023).

(a)(5)(B)	Press Release issued by Swedish Orphan Biovitrum AB (publ) to investors, analysts and media on May 10, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Sobi on May 10, 2023).

(a)(5)(C)*	Centerview Partners LLC Opinion Letter to the CTI Board, dated May 10, 2023.

(a)(5)(D)	Form of letter distributed to employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by CTI on May 10, 2023).

(a)(5)(E)	Form of email distributed to investors and analysts (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by CTI on May 10, 2023).

(a)(5)(F)	Form of email distributed to advocacy groups, key opinion leaders and clinical trial coordinators (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by CTI on May 10, 2023).

(a)(5)(G)	Employee Q&A (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by CTI on May 10, 2023).

(e)(1)	Agreement and Plan of Merger, dated May 10, 2023, among CTI BioPharma Corp., Swedish Orphan Biovitrum AB (publ), and Cleopatra Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CTI on May 10, 2023).

(e)(2)	Tender and Support Agreement, dated May 10, 2023, among Swedish Orphan Biovitrum AB (publ), Cleopatra Acquisition Corp. and certain stockholders of CTI BioPharma Corp. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CTI on May 10, 2023).

(e)(3)	Mutual Confidential Disclosure Agreement, dated as of March 3, 2023, by and between CTI BioPharma Corp. and Swedish Orphan Biovitrum AB (publ) (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on the Schedule TO).

(e)(4)	CTI BioPharma Corp. Amended and Restated 2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by CTI on June 3, 2022).

(e)(5)	CTI BioPharma Corp. Director Compensation Policy (incorporated by reference to Exhibit 10.46 to the Form 10-K filed by CTI on March 13, 2020).

(e)(6)	Offer Letter, by and between CTI BioPharma Corp. and James K. Fong, dated as of March 1, 2022 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on March 4, 2022).

(e)(7)	Amendment to Severance Agreement, by and between CTI BioPharma Corp. and James K. Fong, dated as of March 1, 2022 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by CTI on March 4, 2022).

(e)(8)	CTI BioPharma Corp. Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.45 to the Form 10-K filed by CTI on March 13, 2019).

(e)(9)	Amendment to Employment Agreement, dated October 31, 2018, by and between CTI BioPharma Corp. and Adam R. Craig (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by CTI on November 1, 2018).

(e)(10)	Exchange Agreement, dated February 8, 2018, by and between CTI BioPharma Corp. and BVF Partners L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on February 12, 2018).

(e)(11)	Form of Indemnity Agreement for CTI BioPharma Corp.’s Executive Officers and Directors (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on January 24, 2018).

(e)(12)	Warrant to Purchase Stock, dated November 28, 2017, by and between CTI BioPharma Corp. and Silicon Valley Bank (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by CTI on November 28, 2017).

(e)(13)	Warrant to Purchase Stock, dated November 28, 2017, by and between CTI BioPharma Corp. and Life Science Loans II, LLC. (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by CTI on November 28, 2017).

(e)(14)	Severance Agreement, dated September 25, 2017, by and between CTI BioPharma Corp. and David Kirske (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on September 26, 2017).

(e)(15)	Offer Letter, dated August 1, 2017, by and between CTI BioPharma Corp. and David Kirske (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by CTI on August 4, 2017).

(e)(16)	Employment Agreement, dated February 24, 2017, by and between CTI BioPharma Corp. and Adam Craig (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on February 27, 2017).

(e)(17)	CTI BioPharma Corp. Amended and Restated 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on June 3, 2022).

(e)(18)	Form of Stock Option Agreement under the CTI BioPharma Corp. Amended and Restated 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by CTI on November 10, 2020).

(e)(19)	CTI BioPharma Corp. Stock Option Agreement (Inducement Form) (incorporated by reference to Exhibit 10.29 to the Form 10-K filed by CTI on March 17, 2021).

(e)(20)	CTI BioPharma Corp. 2015 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by CTI on April 29, 2016).

(e)(21)	Global Form of 2015 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by CTI on November 5, 2015).

(e)(22)	Severance Agreement, dated July 27, 2015, by and between CTI BioPharma Corp. and Bruce J. Seeley (incorporated by reference to Exhibit 10.11 to the Form 10-K filed by CTI on February 17, 2016).

(e)(23)	Severance Agreement, by and between CTI BioPharma Corp. and James K. Fong, dated as of January 6, 2015 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by CTI on March 4, 2022).

(e)(24)	2007 Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by CTI on October 31, 2014).

(e)(25)	Form of 2007 Equity Incentive Plan Stock Option Agreement for Directors and Officers (relating to applicable awards granted prior to December 17, 2014) (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by CTI on October 30, 2013).

(e)(26)	Global Form of 2007 Equity Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.16 to the Form 10-K filed by CTI on March 12, 2015).

(e)(27)	Form of Severance Agreement for CTI BioPharma Corp.’s Executive Officers (as in effect as of January 6, 2015) (incorporated by reference to Exhibit 10.6 to the Form 10-K filed by CTI on March 12, 2015).

* Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2023

CTI BioPharma Corp.

By:	/s/ David H. Kirske
Name: David H. Kirske
Title: Chief Financial Officer